Exhibit 99.1

Scotiabank reports record year with 2010 net income of $4.2 billion

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    Scotiabank's 2010 audited annual consolidated financial statements and accompanying management's discussion & analysis (MD&A) will be available today at www.scotiabank.com, along with the supplementary financial information report which includes fourth quarter financial information.
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    Fiscal 2010 Highlights (year over year)

    -   Net income of $4,239 million, up $692 million or 20% from $3,547 last year
    -   Earnings per share (diluted) of $3.91 versus $3.31
    -   ROE of 18.3% versus 16.7%
    -   Productivity ratio of 51.8% versus 53.7%
    -   Annual dividends per share of $1.96, consistent with a year ago
    -   Tier 1 capital ratio of 11.8%, compared to 10.7% last year
    -   Tangible common equity ratio of 9.6%, compared to 8.2% last year

    Fourth Quarter Highlights (versus Q4 2009)

    -   Net income of $1,092 million, up $190 million or 21% from $902 million
    -   Earnings per share (diluted) of $1.00 compared to $0.83
    -   ROE of 17.9% versus 16.4%
    -   Productivity ratio of 54.4%, versus 54.2%
    -   Maintained a quarterly dividend of $0.49

    Fiscal 2010 Performance versus Objectives

    The Bank met or exceeded all of its four key financial and operational objectives this year as follows:

    1.  TARGET: Earn a return on equity (ROE) of 16 to 20%. For the full year, Scotiabank earned an ROE of 18.3%
    2.  TARGET: Generate growth in EPS (diluted) of 7 to 12% per year. The year-over-year EPS growth was 18.1%
    3.  TARGET: Maintain a productivity ratio of less than 58%. Scotiabank's performance was 51.8%
    4.  TARGET: Maintain sound capital ratios. At 11.8%, the Tier 1 capital ratio remains strong.
    >>

TORONTO, Dec. 3 /CNW/ - Scotiabank achieved net income of $4,239 million for 2010, meeting or exceeding its four key financial and operational targets. Earnings per share (EPS) (diluted) were $3.91, compared to $3.31 in 2009. Return on equity (ROE) was 18.3%.

Net income for the quarter ended October 31, 2010 was $1,092 million, versus $902 million for the same period last year. EPS (diluted) were $1.00, compared to $0.83.

"Scotiabank's strategy of diversification by business and geography enabled us to achieve record results for 2010, and I am very pleased to report that we have met or exceeded all of our targets and reported a record year," said Rick Waugh, Scotiabank President and CEO. "We have seen good contributions from all of our business lines, demonstrating our diversification and strong execution of strategy.

"Our fourth quarter results were also higher than the same period a year ago with asset growth and improved credit provisions across all three business lines.

"Net income in Canadian Banking for the quarter was $567 million, up $64 million or 13% from the same quarter last year. The division benefited from strong asset growth, particularly in residential mortgages, which experienced an increase of 9% over the same period last year. Wealth management performance was also strong, reflecting new sales and improved market conditions in 2010.

"With net income of $363 million, International Banking reported an increase of 28% over the same period a year ago. The increase was in part due to contributions from recent strategic acquisitions, particularly in Puerto Rico and Thailand, and higher earnings in Chile and parts of the Caribbean. Provisions were also down in this business line.

"Scotia Capital achieved net income of $273 million, down $80 million from the same period last year. The decrease was expected as market conditions normalized. Lower trading revenues and decreased lending volumes were offset by a recovery in provisions for credit losses.

"On a full-year basis, Scotiabank achieved an ROE of 18.3%. Our strong capital position enables us to continue strategic investment in our businesses, while still rewarding shareholders for their confidence in our organization with consistent quarterly dividends, which we have maintained at 49 cents per share.

"Scotiabank's very strong results this year reflect the ongoing commitment and dedication of our talented employees around the world in meeting the needs of our clients. I am very proud of what we have accomplished and would like to thank our great team for their continued hard work.

"As we move into a new fiscal year, we remain focused on the priorities that have guided us successfully: sustainable and profitable revenue growth; effective capital management; developing leadership at all levels of the organization; prudent risk management and appetite; and expense and efficiency management.

"Scotiabank is well positioned to succeed in today's evolving global financial services environment. Our widely diversified but traditional and straightforward business model will continue to serve us well in an environment with increasing regulatory oversight.

"On October 1, we implemented significant changes to our organizational structure that build upon our strengths and position us for growth in this unique time in the international financial sector. We created a new business unit, Global Wealth Management, which combines our wealth management and insurance businesses in Canada and internationally. We recently demonstrated our strong commitment to growth in wealth management with the announcement of our agreement to acquire DundeeWealth.

"I am confident we have everything in place to take advantage of a unique window of opportunity that exists for our Bank. Based on our strongly defined values and culture, an experienced leadership team, and all of our employees working together to execute our strategy and plans effectively, we will continue to grow and succeed for the benefit of all our stakeholders."

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    Financial Highlights

                                             As at and
                            for the three months ended    For the year ended
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                      October 31    July 31 October 31 October 31 October 31
    (Unaudited)             2010       2010       2009       2010       2009
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    Operating results
     ($ millions)
    Net interest income    2,243      2,173      2,099      8,621      8,328
    Net interest income
     (TEB(1))              2,313      2,243      2,172      8,907      8,616
    Total revenue          3,942      3,784      3,735     15,505     14,457
    Total revenue
     (TEB(1))              4,012      3,854      3,808     15,791     14,745
    Provision for
     credit losses           254        276        420      1,239      1,744
    Non-interest
     expenses              2,183      2,023      2,064      8,182      7,919
    Provision for income
     taxes                   390        399        321      1,745      1,133
    Provision for income
     taxes (TEB(1))          460        469        394      2,031      1,421
    Net income             1,092      1,062        902      4,239      3,547
    Net income available
     to common
     shareholders          1,040      1,011        853      4,038      3,361
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    Operating performance
    Basic earnings per
     share ($)              1.00       0.98       0.84       3.91       3.32
    Diluted earnings per
     share ($)              1.00       0.98       0.83       3.91       3.31
    Diluted cash earnings
     per share(1) ($)       1.02       0.99       0.85       3.97       3.37
    Return on equity(1) (%) 17.9       18.2       16.4       18.3       16.7
    Productivity ratio (%)
     (TEB(1))               54.4       52.5       54.2       51.8       53.7
    Net interest margin on
     total average assets
     (%) (TEB(1))           1.75       1.68       1.74       1.73       1.68
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    Balance sheet
     information
     ($ millions)
    Cash resources and
     securities          162,590    167,396    160,572
    Loans and
     acceptances         291,840    286,462    275,885
    Total assets         526,657    523,424    496,516
    Deposits             361,650    365,241    350,419
    Preferred shares       3,975      3,975      3,710
    Common shareholders'
     equity               23,656     22,500     21,062
    Assets under
     administration      243,817    229,289    215,097
    Assets under
     management           48,363     44,927     41,602
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    Capital measures
    Tier 1 capital
     ratio (%)              11.8       11.7       10.7
    Total capital
     ratio (%)              13.8       13.8       12.9
    Tangible common
     equity to
     risk-weighted
     assets(1) (%)           9.6        9.3        8.2
    Assets-to-capital
     multiple               17.0       17.1       16.6
    Risk-weighted assets
     ($ millions)        215,034    213,021    221,656
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    Credit quality
    Net impaired
     loans(2)($ millions)  3,044      2,598      2,563
    General allowance for
     credit losses
     ($ millions)          1,410      1,450      1,450
    Sectoral allowance
     ($ millions)              -          -         44
    Net impaired loans
     as a % of loans
     and acceptances(2)     1.04       0.91       0.93
    Specific provision
     for credit losses
     as a % of average
     loans and acceptances
     (annualized)           0.41       0.43       0.63       0.48       0.54
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    Common share
     information
    Share price ($)
      High                 55.76      52.89      49.19      55.76      49.19
      Low                  49.00      47.71      42.95      44.12      23.99
      Close                54.67      51.59      45.25
    Shares outstanding
     (millions)
      Average - Basic      1,039      1,034      1,021      1,032      1,013
      Average - Diluted    1,040      1,036      1,024      1,034      1,016
      End of period        1,043      1,038      1,025
    Dividends per
     share ($)              0.49       0.49       0.49       1.96       1.96
    Dividend yield(3) (%)    3.7        3.9        4.3        3.9        5.4
    Market capitalization
     ($ millions)         57,016     53,556     46,379
    Book value per
     common share ($)      22.68      21.67      20.55
    Market value to book
     value multiple          2.4        2.4        2.2
    Price to earnings
     multiple (trailing
     4 quarters)            14.0       13.8       13.6
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    Other information
    Employees             70,772     69,950     67,802
    Branches and offices   2,784      2,747      2,686
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    (1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
    (2) Net impaired loans are impaired loans less the specific allowance for credit losses.
    (3) Based on the average of the high and low common share price for the year.
    >>

Forward-looking statements:

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank's 2010 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

The "Outlook" sections in this document are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

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    Notable Business Highlights

    Growing our business

    -   During the fourth quarter, Scotiabank continued its record of strategic international growth, announcing a series of acquisition agreements, including:
        -  the acquisition of Dresdner Bank Brasil S.A. - Banco Multiplo
           (DBB) from Commerzbank,
        -  the acquisition of Royal Bank of Scotland's corporate and commercial banking operations in Chile,
        -  the acquisition of WaterStreet Group, a leading Canadian multi-
           family office advisory firm.

    -   Scotiabank also completed a transaction to acquire the wealth management business of BNP Paribas in Panama and the Cayman Islands, as well as a portion of the wealth management business of BNP Paribas in the Bahamas.

    -   Subsequent to the end of the quarter, Scotiabank reached an agreement with Dundee Corporation and DundeeWealth Inc. ("DundeeWealth") that will enable the Bank to acquire DundeeWealth.

    Recognized for success

    -   We were very pleased to have been recognized by Marketing Magazine as one of the top 10 marketing companies in Canada for creativity, the only financial institution to make the list.

    -   For the second year in a row, ScotiaMocatta was named Best Bullion
        Bank for 2010 by the Bombay Bullion Association, a major hub for gold and silver trading in India.

    -   Reflecting our commitment to be an employer of choice, Scotiabank was proud to once again be named to the Best Employers in Canada list based on a national survey conducted by Aon Hewitt and published in
        Maclean's magazine.

    -   Scotiabank's contact centres have a long tradition of excellence and in 2010 took top honours in the Service Quality Measurement Group's
        2010 North American Call Centre Service Quality Awards of Excellence
        for call centres in Calgary, Toronto and Halifax. Scotiabank also announced that it will open a new bilingual customer contact centre in Cornwall, Ontario in early 2011.

    Serving our clients

    -   Scotia Waterous is acting as exclusive financial advisor to Sinopec
        Corp., the largest petroleum and petrochemicals company in China, on its purchase of a 40 per cent interest in Repsol Brasil, through a share capital increase of US$7.1 billion. The alliance will create one of Latin America's largest energy companies, valued at US$17.8 billion.

    -   Scotia Mobile Banking was first to market in many of the 20 Caribbean countries where it was launched, and, in Canada, Scotiabank was the first to offer text banking and both domestic and international person-to-person transfers. This full mobile banking solution allows customers to connect with the Bank when and how they want.

    Serving our Communities

    -   In its 4th year, the Scotiabank Women's Charity Challenge raised
        $200,000 in support of various women's charities across Canada, while the 2010 Scotiabank Toronto Waterfront Marathon had a record breaking year, raising $2.7 million for 127 local charities.

    -   The Scotiabank Jamaica Foundation increased its support to education with a donation of computers, school supplies and text books valued at approximately J$1 million for schools, mostly from inner city communities.

    -   Scotiabank Saddledome is now the new home of the Calgary Flames. The
        Bank also partnered with the Montreal Canadiens to bring young fans the Scotiabank Canadiens Fan Club.

    -   The OMEGA Foundation and Scotiabank launched smartsaver.org, an innovative website designed to promote financial literacy and help low-income families participate in a Registered Education Savings
        Plan (RESP).
    >>

Non-GAAP measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Canadian Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below:

Taxable equivalent basis

The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources, and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes for 2010 was $286 million versus $288 million in the prior year. The TEB gross-up to net interest income and to the provision for income taxes for the fourth quarter was $70 million, compared to $73 million in the same period last year and unchanged from $70 million in the prior quarter.

For purposes of segmented reporting, a segment's net interest income and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the "Other" segment.

Diluted cash earnings per share

The diluted cash earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash after-tax amortization of intangible assets.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

Net interest margin on total average assets (TEB)

This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

Operating leverage

The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.

Return on equity

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity.

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business lines based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business line. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business lines is based on the economic equity attributed.

Tangible common equity to risk-weighted assets

Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common shareholders' equity, plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets. Tangible common equity is presented as a percentage of risk-weighted assets.

Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada (OSFI).

Fourth Quarter Review

Q4 2010 vs Q4 2009

Net income

Net income was $1,092 million in the fourth quarter, a substantial increase of $190 million or 21% over the same quarter last year and the second highest quarterly net income ever. The increase was driven by positive contributions from recent acquisitions, higher net interest income and other income, and lower provision for credit losses, partly offset by higher expenses. The impact of foreign currency translation compared to the same quarter a year ago was not material.

Total revenue

Total revenue (on a taxable equivalent basis) was $4,012 million this quarter, an increase of $204 million or 5%.

Net interest income

Net interest income (on a taxable equivalent basis) was a record $2,313 million, an increase of $141 million or 7%. The increase in net interest income was mainly from growth in earning assets of $32 billion or 7%, comprised of residential mortgages, reverse repos and deposits with banks, as the margin was relatively flat compared to the fourth quarter last year.

The Bank's net interest margin was 1.75% in the fourth quarter, comparable to 1.74% in the same quarter last year. Wider spreads in the Canadian floating rate portfolio, a positive impact from changes in the fair value of instruments used for asset/liability management purposes and higher earnings from associated corporations were offset by volume growth in low spread assets.

Other income

Other income was $1,699 million in the fourth quarter, $63 million or 4% higher than last year. The increase was primarily from higher securitization revenues, the contribution from the acquisition of R-G Premier Bank of Puerto Rico, growth in mutual fund revenues from a significant increase in assets under management and higher net gains on securities. This was partly offset by lower credit and underwriting fees and reduced trading revenues.

Provision for credit losses

The provision for credit losses was $254 million this quarter, comprised of $294 million in specific provisions and a $40 million reduction in the general allowance. The total provision was down $166 million from the same period last year, reflecting lower provisions across all business lines and the reduced general allowance.

The provision for credit losses was $174 million in Canadian Banking, down from $190 million in the same quarter last year. The decrease was mainly due to lower retail provisions in credit cards and the indirect automotive portfolio, somewhat offset by higher provisions in personal credit lines. Commercial provisions were in line with the same period last year.

International Banking's provision for credit losses was $128 million in the fourth quarter, compared to $167 million in the same period last year. Higher retail provisions in the Caribbean and Mexico were more than offset by lower retail provisions in Peru and lower commercial provisions across most regions, particularly in Chile and Asia. The provision for credit losses was not affected this quarter by the acquisition of R-G Premier Bank of Puerto Rico, as all credit losses recorded as at the acquisition date were included in the determination of fair value. Going forward, the Federal Deposit Insurance Corporation (FDIC) will absorb 80% of the losses on the acquired loans.

Scotia Capital experienced a net recovery of $8 million in the fourth quarter, an improvement from net provisions of $63 million in the fourth quarter of last year. The net recovery in this quarter relates mainly to reversals and recoveries in the U.S. portfolio.

Total net impaired loans, after deducting the allowance for specific credit losses, were $3,044 million as at October 31, 2010, an increase of $481 million from a year ago. This increase was attributable primarily to the acquisition of R-G Premier Bank of Puerto Rico whose impaired loans are recorded at fair value on the date of acquisition. As a result, gross and net impaired loans at October 31 include $553 million related to the acquisition.

The general allowance for credit losses was $1,410 million as at October 31, 2010, a decrease of $40 million from last year. Factors contributing to this change include improved credit quality and, to a lesser extent, a stronger Canadian dollar.

Non-interest expenses and productivity

Non-interest expenses were $2,183 million in the fourth quarter, an increase of $119 million or 6% from the same quarter last year. Recent acquisitions accounted for approximately $30 million of this growth. The increase was mainly in salaries, reflecting annual pay increases, branch expansion and recent acquisitions, as well as higher performance-based and stock-based compensation. Technology and advertising expenses also rose, due to projects and initiatives to drive revenue growth. These were partly offset by lower loyalty reward point costs.

The productivity ratio was 54.4% in the fourth quarter, an increase of 20 basis points from last year.

Taxes

The Bank's effective tax rate was 25.9%, compared to 25.7% reported for the same period last year. This marginal increase was due primarily to proportionately higher income in high tax rate jurisdictions, partially offset by a reduction in the statutory tax rate in Canada and lower writedowns of future tax assets.

Q4 2010 vs Q3 2010

Net income

Net income was $1,092 million for the fourth quarter, a $30 million increase from the previous quarter. The increase was driven by positive contributions from recent acquisitions, higher net interest income and other income, and lower provision for credit losses, partly offset by higher expenses. The impact of foreign currency translation was not material in this period.

Total revenue

Total revenue (on a taxable equivalent basis) of $4,012 million this quarter was an increase of $158 million or 4% above last quarter.

Net interest income

Net interest income (on a taxable equivalent basis) of $2,313 million, was up $70 million or 3% from the previous quarter. This increase came from a wider margin, as earning assets fell by $7 billion.

The Bank's net interest margin was 1.75%, 7 basis points wider than the third quarter. The increase was a result of lower volumes of low spread deposits with banks, wider spreads in the Canadian floating rate portfolio, a positive impact from changes in the fair value of instruments used for asset/liability management purposes and higher earnings from associated companies. These items more than offset the impact of higher volumes of non-earning assets.

Other income

Other income of $1,699 million in the fourth quarter was up $88 million or 6%. The increase was mainly from stronger securitization revenues, higher revenues in Chile, contribution from the acquisition of R-G Premier Bank of Puerto Rico, and improvements in the fair value of non-trading financial instruments. In addition, trading revenues were stronger, reflecting improved performance in Scotia Capital, particularly the energy, fixed income and foreign exchange units. This was partly offset by much lower net gains on securities and lower mutual fund revenues.

Provision for credit losses

The provision for credit losses of $254 million this quarter was down $22 million from last quarter. Quarter-over-quarter changes in provisions were mixed, with moderate increases in Canadian Banking more than offset by lower provisions in International Banking and Scotia Capital, and the reduction in the general allowance.

The provision for credit losses of $174 million in Canadian Banking was up from $163 million in the previous quarter. Retail provisions were slightly lower, particularly relating to the indirect automotive portfolio, while commercial provisions were somewhat higher than last quarter.

International Banking's provision for credit losses was $128 million in the fourth quarter, compared to $138 million last quarter. Higher retail provisions in the Caribbean were more than offset by lower commercial provisions across most regions.

Scotia Capital experienced a net recovery of $8 million in the fourth quarter, compared to a net recovery of $25 million in the previous quarter, which included the reversal of the remaining auto sectoral allowance of $18 million. The net recovery in this quarter relates to reversals and recoveries mainly in the U.S. portfolio.

Total net impaired loans, after deducting the allowance for specific credit losses, were $3,044 million as at October 31, 2010, an increase of $446 million from last quarter. This increase was primarily attributable to the R-G Premier Bank of Puerto Rico acquisition, as the preliminary purchase price allocation was recorded in the fourth quarter. The impaired loans are recorded at fair value. As a result, gross and net impaired loans at October 31, 2010 include $553 million relating to this acquisition. The purchase price allocation had not been reflected in the third quarter.

The general allowance for credit losses was $1,410 million as at October 31, 2010, down $40 million from last quarter, due primarily to improved credit quality.

Non-interest expenses and productivity

Quarter over quarter, non-interest expenses were up $160 million or 8%, due mainly to higher performance-based compensation in line with exceeding performance targets. There was also a higher level of investment in customer acquisition and revenue growth through increased expenditures on advertising and business development, as well as higher spending on technology.

The productivity ratio was 54.4% in the fourth quarter, a 190 basis points increase from the prior quarter.

Taxes

The Bank's effective tax rate was 25.9%, compared to 26.8% last quarter. The decrease from last quarter was due primarily to lower future tax adjustments, partially offset by proportionately higher income in high tax rate jurisdictions.

Common dividend

The Board of Directors, at its meeting on December 2, 2010, approved a quarterly dividend of 49 cents per common share, payable on January 27, 2011, to shareholders of record at the close of business on January 4, 2011.

Outlook

Looking ahead, we remain optimistic despite the high degree of uncertainty that remains in many world economies and continued weakness in a number of global financial markets. However, developing markets are expected to outperform the growth of most developed countries. Due to our longstanding presence in these developing economies, we are well-positioned to capitalize on the growth opportunities that exist.

In addition, we will remain focused on the overarching strategic priorities and values that have led to consistently strong results. This will be reinforced by disciplined risk management, diversification of operations and focus on execution in all our business lines.

Our strong capital position also gives us confidence and ability to grow our existing businesses, invest in new businesses, and continue a prudent dividend policy consistent with our earnings growth.

As a result, the Bank expects continued growth in 2011 with solid contributions from each of its four business lines.

In view of this outlook, the Bank's targets have been maintained for 2011:

    <<
    TARGET: Earn a return on equity (ROE) of 16 to 20%.
    TARGET: Generate growth in EPS (diluted) of 7 to 12% per year.
    TARGET: Maintain a productivity ratio of less than 58%.
    TARGET: Maintain strong capital ratios.

    Business Segment Review
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    Canadian Banking

                           For the three months ended     For the year ended
    -------------------------------------------------------------------------
    (Unaudited)
    ($ millions)
    (Taxable
    equivalent        October 31    July 31 October 31 October 31 October 31
    basis)(1)               2010       2010       2009       2010       2009
    -------------------------------------------------------------------------
    Business segment
     income
    Net interest income  $ 1,314    $ 1,292    $ 1,280    $ 5,191    $ 4,785
    Provision for credit
     losses                  174        163        190        706        702
    Other income             660        679        606      2,626      2,279
    Non-interest expenses  1,027        983        991      3,926      3,757
    Provision for income
     taxes                   206        221        202        869        754
    Non-controlling
     interest in net
     income of
     subsidiaries              -          -          -          1          -
    -------------------------------------------------------------------------
    Net income           $   567    $   604    $   503    $ 2,315    $ 1,851
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Return on economic
     equity(1)              26.1%      28.6%      22.1%      27.0%      22.3%
    Average assets
     ($ billions)        $   210    $   206    $   196    $   204    $   192
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
    >>

Q4 2010 vs Q4 2009

Canadian Banking net income for the quarter was $567 million, up $64 million or 13% from the same quarter last year. Return on economic equity was 26.1% versus 22.1% last year.

Average assets before securitization rose $14 billion or 7% from the fourth quarter last year. This was due primarily to growth of $11 billion or 9% in residential mortgages, which resulted in market share growth of 39 basis points versus the other major banks in 2010. Personal loans, including revolving credit, increased $2 billion or 5% year over year. Personal deposits grew by $13 billion or 14%, including $10 billion of broker-sourced deposits transferred from Group Treasury in the first quarter of this year. Non-personal deposits rose $5 billion or 9% from growth in current accounts. Assets under administration grew 13% from the fourth quarter of last year, reflecting new sales and improved market conditions in 2010.

Total revenue rose $88 million or 5% from the same quarter last year, due to growth in both net interest income and other income.

Net interest income was $1,314 million, up $34 million or 3% from the fourth quarter of last year. The increase was due mainly to strong volume growth in both assets and deposits, partly offset by a lower margin.

Other income increased by $54 million or 9% from the same quarter of last year, reflecting growth in wealth management revenues, specifically mutual funds, and higher net gains on securities in Commercial Banking.

The provision for credit losses was $174 million, down from $190 million in the same quarter last year. The decrease was mainly due to lower retail provisions in credit cards and the indirect automotive portfolio, somewhat offset by higher provisions in personal lines of credit. Commercial provisions were in line with the same period last year.

Non-interest expenses increased 4% from the same quarter last year, reflecting increased investment in growth initiatives, higher pension/benefits and the impact of the harmonized sales tax (HST), introduced in certain Canadian provinces. Partly offsetting these expenses were lower VISA reward points costs compared to the same quarter last year.

Q4 2010 vs Q3 2010

Quarter over quarter, net income decreased $37 million or 6%. Return on economic equity was 26.1% versus 28.6% last quarter.

Average assets before securitization rose $4 billion or 2%, reflecting growth in residential mortgages as a result of low interest rates. Deposits increased 1% from growth in current accounts and high-interest savings accounts. Assets under administration grew 5% from last quarter.

Total revenues increased by $3 million quarter over quarter from higher net interest income.

Compared to last quarter, net interest income was up $22 million or 2% mainly due to growth in both assets and deposits, as the net interest margin remained relatively flat.

Other income declined $19 million or 3% from last quarter, mostly due to higher contributions from associated corporations in the third quarter, which included an adjustment to the equity pick-up relating to a prior period. Partly offsetting this decline were higher organic revenues from wealth management.

The provision for credit losses was up $11 million or 7% from $163 million in the previous quarter. Retail provisions were slightly lower, particularly relating to the indirect automotive portfolio, while commercial provisions were somewhat higher than last quarter.

Non-interest expenses rose 4% quarter over quarter due mainly to increased investment in growth initiatives, seasonally higher expenses, and the full-quarter impact of the sales tax changes noted above.

    <<
    International Banking

                           For the three months ended     For the year ended
    -------------------------------------------------------------------------
    (Unaudited)
    ($ millions)
    (Taxable
     equivalent       October 31    July 31 October 31 October 31 October 31
     basis)(1)              2010       2010       2009       2010       2009
    -------------------------------------------------------------------------
    Business segment
     income
    Net interest income  $ 1,013    $   980    $   888    $ 3,755    $ 3,773
    Provision for
     credit losses           128        138        167        616        577
    Other income             411        404        364      1,696      1,480
    Non-interest expenses    790        754        741      2,931      2,960
    Provision for income
     taxes                   120        151         33        543        287
    Non-controlling
     interest in net
     income of
     subsidiaries             23         24         28         99        114
    -------------------------------------------------------------------------
    Net income           $   363    $   317    $   283    $ 1,262    $ 1,315
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Return on economic
     equity(1)              12.4%      11.0%      10.2%      11.6%      12.5%
    Average assets
     ($ billions)        $    92    $    90    $    81    $    87    $    90
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
    >>

Q4 2010 vs Q4 2009

International Banking's net income in the fourth quarter was $363 million, an increase of $80 million or 28% from last year, partly due to acquisitions. The impact of foreign currency translation was not material year over year. Return on economic equity moved up to 12.4% versus 10.2% last year.

Total revenues were $1,424 million, an increase of $172 million or 14% over the same period last year, largely from growth in Chile and parts of the Caribbean and in part due to acquisitions, particularly R-G Premier Bank of Puerto Rico.

Net interest income was $1,013 million, an increase of $125 million or 14% over the same quarter last year. The positive contribution from acquisitions accounted for approximately 70% of the year-over-year increase.

Other income was $47 million or 13% higher than the same quarter last year. Higher foreign exchange and insurance revenues and the positive impact of acquisitions were partly offset by lower net gains from securities.

The provision for credit losses was $128 million in the fourth quarter, compared to $167 million in the fourth quarter of last year reflecting lower commercial provisions across most regions, particularly in Chile and Asia. Retail provisions were slightly higher, with increases in the Caribbean and Mexico partly offset by lower provisions in Peru.

Non-interest expenses increased $49 million or 7% from the same quarter last year. The increase reflects the impact of acquisitions and higher compensation costs and premises expenses across the division.

The effective tax rate was higher this quarter than the same quarter last year due primarily to a significantly lower tax rate in Latin America in the same period last year.

Q4 2010 vs Q3 2010

At $363 million, quarter over quarter net income increased $46 million or 15%. Foreign exchange translation was not material quarter over quarter. New acquisitions in the quarter had a small positive impact, in addition to the full-quarter impact of the contribution from Thanachart's acquisition of Siam City Bank. Return on economic equity was 12.4% up from 11% last quarter.

Total revenues increased $40 million or 3%, mainly from higher net interest income.

Net interest income increased $33 million from last quarter, mainly from new acquisitions and loan growth of 4%.

Other income was up $7 million from last quarter, primarily reflecting higher credit and other fees, but partly offset by lower net gains on securities.

The provision for credit losses of $128 million this quarter was down $10 million from last quarter, reflecting lower commercial provisions across most regions, partly offset by higher retail provisions in the Caribbean.

Non-interest expenses increased by $36 million, due to higher advertising expenses across the region, and increased professional fees, premises expenses and compensation costs.

The effective tax rate for the division was lower in the fourth quarter, partly due to higher income earned in low tax jurisdictions, higher deductible expenses in Mexico and Chile, and the non-recurring tax adjustment incurred last quarter.

    <<
    Scotia Capital

                         For the three months ended      For the year ended
    -------------------------------------------------------------------------
    (Unaudited)
    ($ millions)
    (Taxable
     equivalent       October 31    July 31 October 31 October 31 October 31
     basis)(1)              2010       2010       2009       2010       2009
    -------------------------------------------------------------------------
    Business segment
     income
    Net interest income  $   243    $   271    $   321    $ 1,093    $ 1,427
    Provision for
     credit losses            (8)       (25)        63        (43)       338
    Other income             481        426        589      2,086      2,138
    Non-interest expenses    322        267        284      1,195      1,072
    Provision for income
     taxes                   137        150        210        677        704
    -------------------------------------------------------------------------
    Net income           $   273    $   305    $   353    $ 1,350    $ 1,451
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Other measures
    Return on economic
     equity(1)              16.2%      17.5%      18.1%      18.6%      20.0%
    Average assets
     ($ billions)        $   171    $   169    $   167    $   164    $   183
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
    >>

Q4 2010 vs Q4 2009

Net income for the quarter was $273 million, down $80 million from last year, due largely to more normalized market conditions. Return on economic equity was 16.2%, compared with 18.1% last year.

Total revenues were $724 million, down $186 million year over year. Fourth-quarter revenues in Global Corporate and Investment Banking (GCIB) were $339 million, a decline of $128 million from the same period last year, while revenues in Global Capital Markets (GCM) of $385 million were $58 million lower than the same quarter last year.

Net interest income was $78 million lower than the same period last year. Although spreads remained steady, GCIB net interest income and loan origination fees fell due to significantly lower loan volumes. Net interest income in GCM was modestly lower than the same period last year due to lower interest on trading assets, while tax-exempt dividend income remained stable.

Year over year, other income declined by $108 million. Other income in GCIB declined due mainly to lower investment banking revenues and reduced credit fees, especially from the U.S. portfolio. Other income in GCM also declined compared to the fourth quarter last year due mainly to lower trading revenues partly offset by higher net gains on securities.

Scotia Capital recorded a net recovery of $8 million in the fourth quarter due mainly to the U.S. portfolio. This compares to a provision for credit losses of $63 million in the same period last year due to specific provisions primarily in the U.S. and, to a lesser extent, Canada.

Total non-interest expenses were $322 million in the fourth quarter, 13% higher than last year. The change reflected an increase in hiring costs as well as higher technology costs to support current and future business growth initiatives.

Q4 2010 vs Q3 2010

Net income declined $32 million from last quarter to $273 million. Return on economic equity was 16.2%, compared with 17.5% in the previous quarter.

Total revenues were up 4% compared to the previous quarter, mainly from gains on securities and investment banking revenues. In GCM, total revenues of $385 million were virtually unchanged compared to the prior quarter.

Net interest income was down $28 million quarter over quarter. Net interest income in GCIB fell marginally by 6% due to lower loan volumes. Net interest income in GCM declined by 15%, reflecting lower spreads on trading assets.

Other income of $481 million was up $55 million or 13% over the previous quarter. There was an increase of 24% in GCIB mainly due to growth in investment banking revenues and higher fair value changes on non-trading financial instruments. In addition, trading revenues rose in GCM.

Scotia Capital's provision for credit losses was a net recovery of $8 million this quarter, compared to a net recovery of $25 million in the previous quarter, which included the reversal of the remaining sectoral allowance of $18 million. The net recovery in this quarter relates to reversals and recoveries mainly in the U.S. portfolio.

Total non-interest expenses rose 21% compared to the third quarter. The increase primarily reflected higher legal provisions, remuneration, and support costs.

    <<
    Other(1)
                            For the three months ended    For the year ended
    -------------------------------------------------------------------------
    (Unaudited)
    ($ millions)
    (Taxable
     equivalent       October 31    July 31 October 31 October 31 October 31
     basis)(2)              2010       2010       2009       2010       2009
    -------------------------------------------------------------------------
    Business segment
     income
    Net interest
     income(3)         $    (327)  $   (370)  $   (390)  $ (1,418)  $ (1,657)
    Provision for
     credit losses           (40)         -          -        (40)       127
    Other income             147        102         77        476        232
    Non-interest expenses     44         19         48        130        130
    Provision for income
     taxes(3)                (73)      (123)      (124)      (344)      (612)
    -------------------------------------------------------------------------
    Net income
     (loss)(4)         $    (111)  $   (164)  $   (237)  $   (688)  $ (1,070)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures

    Average assets
     ($ billions)      $      53   $     65   $     51   $     61   $     48
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
    (2) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
    (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended October 31, 2010 ($70), July 31, 2010 ($70), October 31,
        2009 ($73), and the years ended October 31, 2010 ($286) and October
        31, 2009 ($288) to arrive at the amounts reported in the Consolidated
        Statement of Income.
    (4) As a result of a transfer of $10 billion of broker-sourced deposits to Canadian Banking from Group Treasury, the net loss for the three months ended October 31, 2010, decreased by $24 million (July 31,
        2010, decreased by $30 million). For the year ended October 31, 2010, the net loss decreased by $125 million.
    >>

Q4 2010 vs Q4 2009

The Other segment had a net loss of $111 million in the fourth quarter, compared to a net loss of $237 million in the same period last year.

Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $70 million in the fourth quarter, compared to $73 million in the same period last year.

Total revenue this quarter was negative $180 million, an improvement of $133 million from the prior year.

Net interest income was negative $327 million this quarter as compared to negative $390 million in the same quarter last year. The year-over-year improvement was mainly due to the transfer of broker-sourced deposits from the Other business segment to Canadian Banking in the first quarter of 2010 and an increase in wholesale rates used for transfer pricing with the business segments.

The provision for credit losses in the fourth quarter included a $40 million reduction in the general allowance, compared to no change in the same period last year.

Other income was $147 million in the fourth quarter, $70 million above last year. The increase was mainly due to higher securitization revenues and a lower level of writedowns on available-for-sale securities that were partly offset by a decline in net gains on the sale of securities.

Non-interest expenses were $44 million this quarter, a decrease of $4 million from last year.

The provision for income taxes was a credit of $73 million this quarter, a decline of $51 million from the prior year, reflecting a lower net loss before tax.

Q4 2010 vs Q3 2010

Quarter over quarter, the net loss in the Other business segment improved $53 million to $111 million.

The elimination of the tax-exempt income gross-up was $70 million in the fourth quarter, unchanged from last quarter.

Total revenue this quarter was negative $180 million, an improvement of $88 million from the prior quarter.

Net interest income was negative $327 million in the fourth quarter, compared to negative $370 million last quarter, mainly from a favourable change in the fair value of financial instruments used for asset/liability management purposes and a lower net cost of term funding.

The provision for credit losses this quarter included a $40 million reduction in the general allowance. There was no change in the general allowance last quarter.

Other income was $147 million in the fourth quarter, $45 million above last quarter. This increase was due mainly to higher securitization revenues that were partially offset by lower net gains on securities.

Non-interest expenses were $44 million this quarter, $25 million higher than last quarter from higher property expenses, stock-based compensation and securitization issuance costs.

The provision for income taxes was a credit of $73 million this quarter, a decline of $50 million from the prior quarter, reflecting a lower net loss before tax.

    <<
    Total

                            For the three months ended    For the year ended
    -------------------------------------------------------------------------
    (Unaudited)       October 31    July 31 October 31 October 31 October 31
    ($ millions)            2010       2010       2009       2010       2009
    -------------------------------------------------------------------------
    Business segment
     income
    Net interest income  $ 2,243    $ 2,173    $ 2,099    $ 8,621    $ 8,328
    Provision for
     credit losses           254        276        420      1,239      1,744
    Other income           1,699      1,611      1,636      6,884      6,129
    Non-interest expenses  2,183      2,023      2,064      8,182      7,919
    Provision for income
     taxes                   390        399        321      1,745      1,133
    Non-controlling
     interest in net
     income of
     subsidiaries             23         24         28        100        114
    -------------------------------------------------------------------------
    Net Income           $ 1,092    $ 1,062    $   902    $ 4,239    $ 3,547
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Return on equity(1)     17.9%      18.2%      16.4%      18.3%      16.7%
    Average assets
     ($ billions)        $   526    $   530    $   495    $   516    $   513
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.

    Quarterly Financial Highlights

                                    For the three months ended
    -------------------------------------------------------------------------
                       Oct.   July  April   Jan.   Oct.   July  April   Jan.
                         31     31     30     31     31     31     30     31
                       2010   2010   2010   2010   2009   2009   2009   2009
    -------------------------------------------------------------------------
    Total revenue
     ($ millions)    $3,942 $3,784 $3,873 $3,906 $3,735 $3,775 $3,596 $3,351
    Total revenue
     (TEB(1))
     ($ millions)     4,012  3,854  3,944  3,981  3,808  3,843  3,673  3,421
    Net income
     ($ millions)     1,092  1,062  1,097    988    902    931    872    842
    Basic earnings
     per share ($)     1.00   0.98   1.02   0.92   0.84   0.87   0.81   0.80
    Diluted earnings
     per share ($)     1.00   0.98   1.02   0.91   0.83   0.87   0.81   0.80
    -------------------------------------------------------------------------
    (1) Refer to non-GAAP measures section for a discussion of these measures.

    Consolidated Statement of Income

                            For the three months ended    For the year ended
    -------------------------------------------------------------------------
    (Unaudited)       October 31    July 31 October 31 October 31 October 31
    ($ millions)            2010       2010       2009       2010       2009
    -------------------------------------------------------------------------
    Interest income
    Loans                $ 3,201    $ 3,106    $ 2,961   $ 12,171   $ 13,973
    Securities             1,024      1,149      1,029      4,227      4,090
    Securities purchased
     under resale
     agreements               80         46         38        201        390
    Deposits with banks       70         76         65        292        482
    -------------------------------------------------------------------------
                           4,375      4,377      4,093     16,891     18,935
    -------------------------------------------------------------------------
    Interest expenses
    Deposits               1,703      1,817      1,671      6,768      8,339
    Subordinated
     debentures               78         83         75        289        285
    Capital instrument
     liabilities              10          9          9         37         37
    Other                    341        295        239      1,176      1,946
    -------------------------------------------------------------------------
                           2,132      2,204      1,994      8,270     10,607
    -------------------------------------------------------------------------
    Net interest income    2,243      2,173      2,099      8,621      8,328
    Provision for credit
     losses                  254        276        420      1,239      1,744
    -------------------------------------------------------------------------
    Net interest income
     after provision for
     credit losses         1,989      1,897      1,679      7,382      6,584
    -------------------------------------------------------------------------
    Other income
    Card revenues            109        107        102        426        424
    Deposit and payment
     services                221        226        220        883        905
    Mutual funds             147        170        124        582        371
    Investment management,
     brokerage and trust
     services                197        193        193        781        728
    Credit fees              213        201        260        831        866
    Trading revenues         219        190        255      1,016      1,057
    Underwriting fees and
     other commissions       149        137        184        561        620
    Foreign exchange other
     than trading             79         88         68        337        373
    Net gain (loss) on
     securities, other
     than trading             40         87         20        355       (412)
    Securitization revenues   69         15         21        124        409
    Other                    256        197        189        988        788
    -------------------------------------------------------------------------
                           1,699      1,611      1,636      6,884      6,129
    -------------------------------------------------------------------------
    Net interest and
     other income          3,688      3,508      3,315     14,266     12,713
    -------------------------------------------------------------------------
    Non-interest expenses
    Salaries and employee
     benefits              1,191      1,126      1,097      4,647      4,344
    Premises and
     technology              411        384        394      1,526      1,543
    Communications            89         84         81        340        346
    Advertising and
     business development    122         87         95        364        307
    Professional              69         61         62        224        216
    Business and capital
     taxes                    49         45         41        171        177
    Other                    252        236        294        910        986
    -------------------------------------------------------------------------
                           2,183      2,023      2,064      8,182      7,919
    -------------------------------------------------------------------------
    Income before the
     undernoted            1,505      1,485      1,251      6,084      4,794
    Provision for income
     taxes                   390        399        321      1,745      1,133
    Non-controlling
     interest in net
     income of subsidiaries   23         24         28        100        114
    -------------------------------------------------------------------------
    Net income           $ 1,092    $ 1,062    $   902    $ 4,239    $ 3,547
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Preferred dividends
     paid                     52         51         49        201        186
    -------------------------------------------------------------------------
    Net income available
     to common
     shareholders        $ 1,040    $ 1,011    $   853    $ 4,038    $ 3,361
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of
     common shares
     outstanding
     (millions):
      Basic                1,039      1,034      1,021      1,032      1,013
      Diluted              1,040      1,036      1,024      1,034      1,016
    -------------------------------------------------------------------------
    Earnings per
     common share
     (in dollars)(1):
      Basic              $  1.00    $  0.98    $  0.84    $  3.91    $  3.32
      Diluted            $  1.00    $  0.98    $  0.83    $  3.91    $  3.31
    -------------------------------------------------------------------------
    Dividends per
     common share
     (in dollars)        $  0.49    $  0.49    $  0.49    $  1.96    $  1.96
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) The calculation of earnings per share is based on full dollar and share amounts.

    See Basis of Preparation below.

    Consolidated Balance Sheet
                                                           As at
    -------------------------------------------------------------------------
                                            October 31    July 31 October 31
    (Unaudited) ($ millions)                      2010       2010       2009
    -------------------------------------------------------------------------
    Assets
    Cash resources
    Cash and non-interest-bearing
     deposits with banks                     $   3,730  $   3,789  $   3,355
    Interest-bearing deposits with banks        35,800     41,186     34,343
    Precious metals                              6,497      5,031      5,580
    -------------------------------------------------------------------------
                                                46,027     50,006     43,278
    -------------------------------------------------------------------------
    Securities
    Trading                                     64,684     65,385     58,067
    Available-for-sale                          47,228     47,613     55,699
    Equity accounted investments                 4,651      4,392      3,528
    -------------------------------------------------------------------------
                                               116,563    117,390    117,294
    -------------------------------------------------------------------------
    Securities purchased under resale
     agreements                                 27,920     27,398     17,773
    -------------------------------------------------------------------------
    Loans
    Residential mortgages                      120,482    118,020    101,604
    Personal and credit cards                   62,548     61,467     61,048
    Business and government                    103,981    103,804    106,520
    -------------------------------------------------------------------------
                                               287,011    283,291    269,172
    Allowance for credit losses                  2,787      4,250      2,870
    -------------------------------------------------------------------------
                                               284,224    279,041    266,302
    -------------------------------------------------------------------------
    Other
    Customers' liability under acceptances       7,616      7,421      9,583
    Derivative instruments                      26,852     25,221     25,992
    Land, buildings and equipment                2,450      2,401      2,372
    Goodwill                                     3,050      2,744      2,908
    Other intangible assets                        589        568        561
    Other assets                                11,366     11,234     10,453
    -------------------------------------------------------------------------
                                                51,923     49,589     51,869
    -------------------------------------------------------------------------
                                             $ 526,657  $ 523,424  $ 496,516
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Liabilities and shareholders' equity
    Deposits
    Personal                                 $ 128,850  $ 127,856  $ 123,762
    Business and government                    210,687    214,724    203,594
    Banks                                       22,113     22,661     23,063
    -------------------------------------------------------------------------
                                               361,650    365,241    350,419
    -------------------------------------------------------------------------
    Other
    Acceptances                                  7,616      7,421      9,583
    Obligations related to securities sold
     under repurchase agreements                40,286     39,939     36,568
    Obligations related to securities sold
     short                                      21,519     21,433     14,688
    Derivative instruments                      31,990     29,399     28,806
    Other liabilities                           28,947     26,522     24,682
    Non-controlling interest in subsidiaries       579        570        554
    -------------------------------------------------------------------------
                                               130,937    125,284    114,881
    -------------------------------------------------------------------------
    Subordinated debentures                      5,939      5,924      5,944
    -------------------------------------------------------------------------
    Capital instrument liabilities                 500        500        500
    -------------------------------------------------------------------------
    Shareholders' equity
    Preferred shares                             3,975      3,975      3,710
    Common shareholders' equity
      Common shares and contributed surplus      5,775      5,544      4,946
      Retained earnings                         21,932     21,397     19,916
      Accumulated other comprehensive income
       (loss)                                   (4,051)    (4,441)    (3,800)
    -------------------------------------------------------------------------
    Total common shareholders' equity           23,656     22,500     21,062
    -------------------------------------------------------------------------
                                                27,631     26,475     24,772
    -------------------------------------------------------------------------
                                             $ 526,657  $ 523,424  $ 496,516
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    See Basis of Preparation below.

    Consolidated Statement of Changes in Shareholders' Equity

                                                          For the year ended
    -------------------------------------------------------------------------
                                                       October 31 October 31
    (Unaudited) ($ millions)                                 2010       2009
    -------------------------------------------------------------------------
    Preferred shares
    Balance at beginning of year                        $   3,710 $  2,860
    Issued                                                    265      850
    -------------------------------------------------------------------------
    Balance at end of year                                  3,975    3,710
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Common shares and contributed surplus
    Common shares
    Balance at beginning of year                            4,946    3,829
    Issued                                                    804    1,117
    -------------------------------------------------------------------------
    Balance at end of year                                  5,750    4,946
    -------------------------------------------------------------------------
    Contributed surplus
    Balance at beginning of year                                -        -
    Stock option expense                                       25        -
    -------------------------------------------------------------------------
    Balance at end of year                                     25        -
    -------------------------------------------------------------------------
    Total                                                   5,775    4,946
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Retained earnings
    Balance at beginning of year                           19,916   18,549
    Net income                                              4,239    3,547
    Dividends: Preferred                                     (201)    (186)
               Common                                      (2,023)  (1,990)
    Other                                                       1       (4)
    -------------------------------------------------------------------------
    Balance at end of year(1)                              21,932   19,916
    -------------------------------------------------------------------------
    Accumulated other comprehensive income (loss)
    Balance at beginning of year as previously reported    (3,800)  (3,596)
    Cumulative effect of adopting new accounting policies       -      595(2)
    -------------------------------------------------------------------------
    Balance at beginning of year as restated               (3,800)  (3,001)
    Other comprehensive income (loss)                        (251)    (799)
    -------------------------------------------------------------------------
    Balance at end of year                                 (4,051)  (3,800)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Total shareholders' equity at end of year           $  27,631 $ 24,772
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Consolidated Statement of Comprehensive Income

                            For the three months ended    For the year ended
    -------------------------------------------------------------------------
                                 October 31 October 31 October 31 October 31
    (Unaudited) ($ millions)           2010       2009       2010       2009
    -------------------------------------------------------------------------
    Comprehensive income
    Net income                    $   1,092  $     902  $   4,239  $   3,547
    -------------------------------------------------------------------------
    Other comprehensive income
     (loss), net of income taxes:
      Net change in unrealized
       foreign currency
       translation gains (losses)       186        141       (591)    (1,736)
      Net change in unrealized
       gains (losses) on
       available-for-sale
       securities                       198         55        278        894
      Net change in gains (losses)
       on derivative instruments
       designated as cash flow
       hedges                             6         33         62         43
    -------------------------------------------------------------------------
    Other comprehensive income
     (loss)                             390        229       (251)      (799)
    -------------------------------------------------------------------------
    Comprehensive income          $   1,482  $   1,131  $   3,988  $   2,748
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Includes undistributable retained earnings of $28 (2009 - $26) of a foreign associated corporation which are subject to local regulatory restriction.
    (2) Relates to the adoption of a new accounting policy in 2009 related to classification and impairment of financial instruments. Refer to Note
        1 of the Consolidated Financial Statements in the 2010 Annual Report.

    See Basis of Preparation below.

    Condensed Consolidated Statement of Cash Flows

                            For the three months ended    For the year ended
    -------------------------------------------------------------------------
    Sources (uses)
    of cash flows
    (Unaudited)                  October 31 October 31 October 31 October 31
    ($ millions)                       2010       2009       2010       2009
    -------------------------------------------------------------------------
    Cash flows from operating
     activities
    Net income                    $   1,092  $     902  $   4,239  $   3,547
    Adjustments to determine
     net cash flows from
     (used in) operating
     activities                         242        873      1,775      2,648
    Net accrued interest
     receivable and payable             126       (170)       186       (229)
    Trading securities                  949      1,635     (7,052)   (10,898)
    Derivative assets                (1,481)     6,379     (2,642)    17,320
    Derivative liabilities            2,684     (7,518)     4,353    (12,009)
    Other, net                       (1,710)    (3,616)    (3,804)   (11,426)
    -------------------------------------------------------------------------
                                      1,902     (1,515)    (2,945)   (11,047)
    -------------------------------------------------------------------------
    Cash flows from financing
     activities
    Deposits                         (3,824)    15,701     14,248     17,031
    Obligations related to
     securities sold under
     repurchase agreements              217        476      4,104      1,109
    Obligations related to
     securities sold short             (121)       832      6,872      3,165
    Subordinated debentures issued        -          -          -      2,000
    Subordinated debentures
     redemptions/repayments               -        (17)       (11)      (359)
    Preferred shares issued               -          -        265        600
    Common shares issued                205        151        753        585
    Cash dividends paid                (561)      (550)    (2,224)    (2,176)
    Other, net                        1,388        330      5,182     (1,789)
    -------------------------------------------------------------------------
                                     (2,696)    16,923     29,189     20,166
    -------------------------------------------------------------------------
    Cash flows from investing
     activities
    Interest-bearing deposits
     with banks                       5,472    (12,635)    (3,383)    (5,781)
    Securities purchased under
     resale agreements                 (194)    (3,590)    (9,789)       980
    Loans, excluding securitizations (7,643)    (3,447)   (26,725)   (12,583)
    Loan securitizations              1,912        690      3,762     11,879
    Securities, other than
     trading, net                     1,297      3,698     11,396       (790)
    Land, buildings and equipment,
     net of disposals                   (89)       (55)      (304)      (199)
    Other, net(1)                       (21)       (31)      (690)    (1,635)
    -------------------------------------------------------------------------
                                        734    (15,370)   (25,733)    (8,129)
    -------------------------------------------------------------------------
    Effect of exchange rate changes
     on cash and cash equivalents         1          9       (136)      (209)
    -------------------------------------------------------------------------
    Net change in cash and cash
     equivalents                        (59)        47        375        781
    Cash and cash equivalents at
     beginning of period              3,789      3,308      3,355      2,574
    -------------------------------------------------------------------------
    Cash and cash equivalents at
     end of period(2)             $   3,730  $   3,355  $   3,730  $   3,355
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Cash disbursements made for:
      Interest                    $   1,938  $   1,976  $   8,415  $  11,138
      Income taxes                $     357  $     253  $   1,795  $   1,234
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) For the three and twelve months ended October 31, 2010, comprises investments in subsidiaries and associated corporations, net of cash and cash equivalents at the date of acquisition of nil and $203, respectively (October 31, 2009 - nil, and $4, respectively), net of non-cash consideration of common shares issued from treasury of nil and nil, respectively (October 31, 2009 - $23 and $523,
        respectively), and net of non-cumulative preferred shares of nil and nil, respectively (October 31, 2009 - nil and $250, respectively).
    (2) Represents cash and non-interest bearing deposits with banks.

    See Basis of Preparation below.
    >>

Basis of preparation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank's audited consolidated financial statements for the year ended October 31, 2010, which will be available at www.scotiabank.com. The significant accounting policies used in the preparation of these consolidated financial statements are consistent with those used in the 2010 year-end statements. Certain comparative amounts have been reclassified to conform to the current period's accounting presentation.

New accounting policies

There were no changes to accounting policies in the current fiscal year.

    <<
    Shareholder and investor information
    ------------------------------------
    >>
Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and share purchase plan

Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2011

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

    <<
    Record Date              Payment Date
    January 4, 2011          January 27, 2011
    April 5, 2011            April 27, 2011
    July 5, 2011             July 27, 2011
    October 4, 2011          October 27, 2011
    >>
Annual meeting date for fiscal 2010

Shareholders are invited to attend the 179th Annual Meeting of Holders of Common Shares, to be held on April 5, 2011, at the Halifax Marriott Harbourfront Hotel, 1919 Upper Water Street, Halifax, Nova Scotia, beginning at 10:00 a.m. (local time). The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 8, 2011.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and web broadcast

The quarterly results conference call will take place on December 3, 2010, at 2:00 p.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode: via telephone, toll-free, at 1-800-814-4860 (please call five to 15 minutes in advance) or via the Internet on the Investor Relations page of www.scotiabank.com. During the call, listeners may also wish to refer to the fourth quarter results and full year 2010 results posted on the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail to investor.relations@scotiabank.com.

A telephone replay of the call will be available between December 3, 2010 and December 17, 2010, by calling 416-640-1917 or 1-877-289-8525 (identification code 4384525 followed by the number sign). The archived audio webcast will be available on the Investor Relations page of www.scotiabank.com from approximately 6:00 p.m. EST on Friday, December 3, 2010 for three months.

General information

Information on your shareholdings and dividends may be obtained by writing to the Bank's transfer agent:

    <<
        Computershare Trust Company of Canada
        100 University Avenue, 9th Floor
        Toronto, Ontario, Canada M5J 2Y1
        Telephone: 1-877-982-8767
        Fax: 1-888-453-0330
        Email: service@computershare.com

    Contact information

    Investors:
    Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

        Scotiabank
        Scotia Plaza, 44 King Street West
        Toronto, Ontario, Canada M5H 1H1
        Telephone: (416) 933-1273
        Fax: (416) 866-7867
        Email: investor.relations@scotiabank.com

    Media:
    For other information and for media enquiries, please contact the Public,
Corporate and Government Affairs Department at the above address.

        Telephone: (416) 866-3925
        Fax: (416) 866-4988
        Email: corpaff@scotiabank.com

    Shareholders:
    For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

        Computershare Trust Company of Canada
        100 University Avenue, 9th Floor
        Toronto, Ontario, Canada M5J 2Y1
        Telephone: 1-877-982-8767
        Fax: 1-888-453-0330
        Email: service@computershare.com

        Co-Transfer Agent (U.S.A.)
        Computershare Trust Company N.A.
        250 Royal Street
        Canton, MA  02021
        Telephone: 1-800-962-4284

    For other shareholder enquiries, please contact the Finance Department:

        Scotiabank
        Scotia Plaza, 44 King Street West
        Toronto, Ontario, Canada M5H 1H1
        Telephone: (416) 866-4790
        Fax: (416) 866-4048
        Email: corporate.secretary@scotiabank.com
    >>
Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

%CIK: 0000009631

For further information: Peter Slan, Senior Vice-President, Investor Relations, (416) 933-1273; Ann DeRabbie, Director, Media Communications, (416) 933-1344

CO: Scotiabank - Financial Releases

CNW 07:31e 03-DEC-10